Exhibit 99.3
Size: 50cm (H) x 33cm (W)     Business Standard & Samyukta Karnataka
Wipro Limited
Results for the Quarter ended June 30, 2010
WIPRO LIMITED — CONSOLIDATED
AUDITED FINANCIAL RESULTS FOR THE
QUARTER ENDED JUNE 30, 2010
(Rs. in Million, except share and per share data, unless otherwise stated)

		Quarter ended		Year ended
		June 30,		March 31,
		2010	2009	2010
	Particulars	Audited	Audited	Audited
1	Net Income from Sales / Services	72,364	62,462	271,241
2	Cost of Sales /Services
	a) (Increase) / Decrease in stock in trade and work in progress	(378)	820	(323)
	b) Consumption of raw materials	3,309	2,704	13,070
	c) Purchase of traded goods	9,198	6,428	37,484
	d) Other expenditure	34,851	31,663	129,152
3	Gross Profit (1-2)	25,384	20,847	91,858
4	General and Administrative expenses	3,765	3,451	14,481
5	Selling and Distribution expenses	5,243	4,104	18,036
6	Depreciation and amortization	1,884	1,868	7,831
7	Operating Profit before interest (3) — (4+5+6)	14,493	11,424	51,510
8	Interest expense	403	639	990
9	Exceptional Items	—	—	—
10	Operating Profit after interest and Exceptional Items (7-8-9)	14,090	10,785	50,520
11	Other investment income	1,351	995	4,360
12	Profit from Ordinary Activities before tax (10+11)	15,441	11,779	54,880
13	Tax Expense (including Fringe Benefits Tax)	2,345	1,740	9,294
14	Net Profit from Ordinary Activities after tax (12-13)	13,096	10,040	45,586
15	Minority Interest	(67)	(49)	(185)
16	Share in Earnings of Associates	157	114	530
17	Extraordinary items (net of tax expense)	—	—	—
18	Net Profit for the period (14+15+16-17)	13,186	10,104	45,931
19	Paid up equity share capital (Face value Rs. 2 per share)
20	Reserves excluding Revaluation Reserves	203,592	156,151	193,355
21	EARNINGS PER SHARE (EPS)
	Before extraordinary items (not annualised)
	Basic (in Rs.)	5.42	4.16	18.91
	Diluted (in Rs.)	5.42	4.14	18.75
	After extraordinary items (not annualised)
	Basic (in Rs.)	5.42	4.16	18.91
	Diluted (in Rs.)	5.42	4.14	18.75
22	Public shareholding*
	Number of shares	462,854,067	280,742,404	276,454,859
	Percentage of holding	18.90%	19.15%	18.83%
23	Promoters and promoter group shareholding
	a) Pledged/Encumbered
	- Number of shares	Nil	Nil	Nil
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	Nil	Nil	Nil
	- Percentage of shares (as a % of the total share capital of the company)	Nil	Nil	Nil
	b) Non — encumbered
	- Number of shares	1,945,953,763 **	1,161,116,260 **	1,167,572,260 **
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100%	100%	100%
	- Percentage of shares (as a % of the total share capital of the company)	79.45%	79.22%	79.52%
	Details of expenditure
	Items exceeding 10% of total expenditure
	Employee Cost	29,411	26,939	107,230

*	Public shareholding as defined under clause 40A of the listing agreement (excludes shares beneficially held by promoters and holders of American Depository Receipt)

**	Includes 10,843,333 (June 30, 2009 8,016,000 and March 31, 2010: 6,506,000) equity shares on which Promoter does not have beneficiary interest.
Status of redressal of Complaints received for the period April 1, 2010 to June 30, 2010

			Opening balance	Complaints received	Complaints disposed
Sl. No.	Nature of the complaint	Nature	01.04.2010	during the quarter	during the quarter	Unresolved
1	Non-Receipt of Securities	Complaint	—	22	22	—
2	Non Receipt of Annual Reports	Complaint	—	7	7	—
3	Correction/ Duplicate/ Revalidation of dividend warrants	Request	—	57	57	—
4	SEBI / Stock Exchange Complaints	Complaint	—	2	2	—
5	Non Receipt of Dividend warrants	Complaint	—	52	52	—

	TOTAL		—	140	140	—

NOTE:
There are certain pending cases relating to disputes over title to shares in which the company has been made a party. However these cases are not material in nature.
1.	The audited consolidated financial results were approved by Directors of the Company at its meeting held on July 23, 2010.

2.	The above interim financial results have been prepared from the condensed consolidated interim financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3.	The consolidated interim financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items that have been measured at fair value as required by relevant IFRS:-
a.	Derivative financial instruments;

b.	Available-for-sale financial assets; and

c.	Share based payment transactions.
4.	The condensed consolidated interim financial statements incorporate the financial statements of the Parent Company and entities controlled by the Parent Company (its subsidiaries). Control is achieved where a company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account.

All intra-company balances, transactions, income and expenses including unrealized income or expenses are eliminated in full on consolidation.

5.	The total revenues represent the aggregate revenue and includes foreign exchange gains / (losses), net.

6.	The list of subsidiaries is included in the condensed consolidated financial statements of Wipro Limited and subsidiaries for the quarter ended June 30, 2010, which are available on our company website www.wipro.com.

7.	In May 2010, the Government of India has amended the Payment of Gratuity Act, 1972 to increase the limit of gratuity Payment from Rs. 0.35 to Rs.l. Consequently, during the three months ended June 30, 2010, the Company has recognized Rs. 223 of vested past service cost in the statement of income.

8.	Earnings per share and number of share outstanding for the three months ended June 30, 2009 and 2010, and the year ended March 31, 2010 have been adjusted for the two equity shares for every three equity shares stock dividend approved by the shareholders on June 4, 2010.

9.	Standalone information (Audited)
(Rs in Million)

	Quarter ended June 30,		Year ended March 31, 2010
Particulars	2010	2009	2010
Revenues	59,822	52,879	231,776
Profit before tax	13,079	13,562	56,888
Profit after tax	11,100	11,979	48,980
10.	Segment Information

The Company is currently organized by segments, which includes IT Services (comprising of IT Services and BPO Services), IT Products, Consumer Care and Lighting and ‘Others’.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, Operating Segments. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. The management believes that return on capital employed is considered appropriate for evaluating the performance of its operating segments. Return on capital employed is calculated as operating income divided by the average of the capital employed at the beginning and at the end of the period. Capital employed includes total assets of the respective segments less all liabilities, excluding loans and borrowings.
Information on reportable segments is as follows:
Three months ended June 30, 2009

	IT Services and Products			Consumer Care		Reconciling
Particulars	IT Services	IT Products	Total	and Lighting	Others	Items	Entity Total
Revenues	48,266	7,337	55,603	5,198	1,485	176	62,462
Cost of revenues	(32,365)	(6,439)	(38,804)	(2,598)	(1,633)	(212)	(43,247)
Selling and marketing expenses	(2,336)	(332)	(2,668)	(1,473)	(63)	(35)	(4,239)
General and administrative expenses	(2,867)	(274)	(3,141)	(335)	(52)	(24)	(3,552)

Operating income of segment	10,698	292	10,990	792	(263)	(95)	11,424

Finance expense							(639)
Finance and other Income							995
Share of profits of equity accounted Investees							114

Profit before Tax							11,893
Income Tax expense							(1,740)

Profit for the period							10,153

Depreciation and amortization expense			1,679	119	66	4	1,868
Average capital employed			110,196	18,395	5,514	72,256	206,361
Return on capital employed			40%	17%	(19)%		22%
Three months ended June 30, 2010

	IT Services and Products			Consumer Care		Reconciling
Particulars	IT Services	IT Products	Total	and Lighting	Others	Items	Entity Total
Revenues	55,002	8,320	63,322	6,414	2,321	307	72,364
Cost of revenues	(35,205)	(7,402)	(42,607)	(3,294)	(2,290)	(456)	(48,647)
Selling and marketing expenses	(3,049)	(317)	(3,366)	(1,959)	(105)	43	(5,387)
General and administrative expenses	(3,246)	(264)	(3,510)	(282)	(75)	29	(3,838)

Operating income of segment	13,502	337	13,839	879	(149)	(76)	14,493

Finance expense							(403)
Finance and other Income							1,351
Share of profits of equity accounted Investees							157

Profit before Tax							15,598
Income Tax expense							(2,345)

Profit for the period							13,253

Depreciation and amortization expense			1,706	100	73	5	1,884
Average capital employed			132,444	20,475	6,533	104,569	264,021
Return on capital employed			42%	17%	(14%)		22%
11.	Corresponding figures for previous periods presented have been regrouped, where ever necessary, to conform to the current period classification.

Place: Bangalore Date: July 23, 2010	By order of the board, for Wipro Ltd. Azim H Premji Chairman	WIPRO LIMITED Regd. Office: Doddakannelli, Sarjapur Road, Bangalore — 560 035. www.wipro.com

RK SWAMY/BBDO 2269